777 Brickell Avenue	1025 Thomas Jefferson Street, N.W.
Suite 500	Suite 400 East
Miami, FL 33131-2803	Washington, D.C. 20007-5208
(305) 371-2600	(202) 965-8100
Fax: (305) 372-9928	Fax: (202) 965-8104

175 Powder Forest Drive

Suite 201

Simsbury, CT  06089-9658

(860) 392-5000

Fax:  (860) 392-5058

April 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC   20549

Re:	Pacific Global Fund, Inc. (“Registrant”)
Post-Effective Amendment No. 34 to
Form N-1A Registration Statement
File No. 33-50208

Commissioners:

Submitted herewith for filing on behalf of the Registrant is one electronically formatted copy of post-effective amendment no. 34 to the above-referenced registration statement (“Registration Statement”) under the Securities Act (the “Amendment”).  The Amendment also constitutes amendment no. 35 to the Registration Statement under the Investment Company Act of 1940.

A.   Purpose of Amendment

The Amendment reflects changes in response to comments of the Commission staff (“Staff”) on post-effective amendment no. 33 to the Registrant’s registration statement, filed pursuant to Rule 485(a)(1) under the 1933 Act on March 2, 2010, and makes other changes to update information required to be updated annually.

B.   Responses to Staff Comments

Set forth below is each Staff comment on post-effective amendment no. 33, communicated by telephone to Registrant’s outside counsel on April 23, 2010 by Mr. Dominic J. Minore of the Staff, followed by the Registrant’s response.  The Registrant has authorized us to provide the responses set out below.  Capitalized terms not defined in this letter have the meanings given them in the prospectus.

Jorden Burt LLP

www.jordenburt.com

COVER PAGE

Comment 1

On the cover page, add the word “ticker” in front of ticker symbols (such as PADGX and PGGCX) to identify the letters as ticker symbols.

Response

Comment complied with.

GOVERNMENT SECURITIES FUND

Note: All comments regarding disclosure for the Government Securities Fund should be applied to disclosure for the other Funds, as applicable.

Comment 1

In the fee table, footnotes 1, 5 and 6 should be moved to outside the summary prospectus.

Response

Comment complied with. The information in footnotes 1 and 6 are disclosed in the existing prospectus under “How can you reduce your sales charges?”.  Registrant has moved the disclosure in footnote 5 to a new subsection entitled “More Information About Fees and Expenses,” at the end of the section entitled “More Information About the Funds.”

Comment 2

In the fee table, footnote 6 should state that the waiver can be terminated at any time, or state the minimum period for which the guarantee will apply, and in that case, also state who can terminate the waiver and under what circumstances.

Response

In response to Comment 1, footnote 6 has been removed from the fee table.  The existing prospectus discloses under “Management and Advisory Fees” that “We may terminate or change the fee waiver arrangements on any Fund with 90 days’ notice.”

Comment 3

Please confirm that adviser does not have ability to recoup fees waived.

Response

Registrant confirms that fee waivers are permanent.  The existing prospectus discloses under “Management and Advisory Fees” that “[t]he amounts waived by PGIMC and PGIS are permanently waived, and PGIMC and PGIS will have no right to recover those amounts from the Funds.”

Comment 4

In the fee table, footnotes 2, 3 and 4 should be moved to the table by using parentheticals.

Response

Comment complied with.

Comment 5

In the fee table, the footnote regarding wire redemptions should be included as a shareholder fee line item.

Response

Comment complied with.

Comment 6

In the fee table, the expense ratio footnote should instead be presented as a risk factor.

Response

Comment complied with.

Comment 7

The second paragraph under the heading “Example” should be moved to outside the summary prospectus.

Response

Comment complied with.

Comment 8

In the first bullet under “Principal Investment Strategies,” please explain the reference to other asset-backed securities.

Response

Comment complied with.  The Fund has revised the first bullet as follows:

Investing at least 80% of its assets in U.S. Government fixed income securities.  These include securities issued or guaranteed by the U.S. Treasury; issued by a U.S. Government agency; or issued by a Government-Sponsored Enterprise (GSE). U.S. Treasury securities include direct obligations of the U.S. Treasury, (i.e., Treasury bills, notes and bonds).  U.S. Government agency bonds are backed by the full faith and credit of the U.S. Government or guaranteed by the U.S. Treasury (such as securities of the Government National Mortgage Association (GNMA or Ginnie Mae)).  GSE bonds are issued by certain federally-chartered corporations, but are neither direct obligations of, nor backed by the full faith and credit of, the U.S. Government.   GSE bonds include: bonds issued by Federal Home Loan Banks (FHLB), Federal Farm Credit Banks (FCS), Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac) and the Federal National Mortgage Association (FNMA or Fannie Mae).

Comment 9

In the first paragraph of the section entitled “Performance,” change “periods shown” to “1, 5, and 10 years.”

Response

Comment complied with.

Comment 10

Move the second paragraph of the section entitled “Performance” to outside the summary prospectus.

Response

Comment complied with.

Comment 11

Move the description of the broad-based market index to outside the summary prospectus.

Response

Comment complied with.  Registrant has moved this disclosure to a new subsection entitled “More Information About Performance,” at the end of the section entitled “More Information About the Funds.”

Comment 12

Delete the following sentence in the section entitled “Management of the Fund”: “For more information on PGIMC and the Portfolio Manager, please see the “Management and Organization” section of this prospectus.”

Response

Comment complied with.

INCOME AND EQUITY FUND

Comment 1

In the section entitled “Average Annual Total Returns,” since the Fund uses two benchmarks, explain the purpose of the additional benchmark index per Form N-1A, Item 4(b)(2), Instruction 2(b).

Response

The strategy of the Fund involves investing in a mix of fixed income securities and stocks depending on the economic outlook.  The Fund has added the following footnote to the indices in the total return table:

(1) The Barclays Capital Intermediate Corporate Bond Index and the S&P 500 Index provide bases for comparison of the Fund’s fixed income and equity securities, respectively.

MULTI-CAP VALUE FUND

Comment 1

Please consider whether small capitalization company risk should be added as a principal risk.

Response

Risk associated with investments in small capitalization companies are not considered to be a principal risk of the Fund.

Comment 2

Please consider whether foreign securities risk should be added as a principal risk.

Response

Risk associated with investments in foreign securities are not considered to be a principal risk of the Fund.

Comment 3

Under “Average Annual Total Returns,” add the Fund’s inception date in the column heading rather disclosing inception date in a footnote.

Response

Comment complied with.

UNDERSTANDING EACH FUND

Comment 1

In the first sentence of the section “What do we invest in?” for the Government Securities Fund, if accurate, change the words, “We usually invest at least 80%,” to “Under normal circumstances, we invest at least 80%.”

Response

Comment complied with.

STATEMENT OF ADDITIONAL INFORMATION

Comment 1

Do the Funds invest in reverse repurchase agreements? If so, add paragraph and disclose the maximum percentage that can be invested.

Response

The Funds do not invest in reverse repurchase agreements.

Comment 2

In the second sentence of disclosure regarding repurchase agreements, state that a repurchase agreement is a loan. Also, disclose the maximum percentage of fund assets that can be invested in repurchase agreements for a duration of less than seven days.

Response

Comment complied with.

The limit for repurchase agreements for a duration of less than seven days is 15%, the same as repos of more than seven days.  The existing sentence has been revised as follows:

No Fund will enter into a repurchase agreement if, as a result, more than 15% of the total value of that Fund’s total assets would be invested in such agreements or other securities which are not readily marketable.

*              *              *

In response to a request from the Staff, in connection with this filing, the Registrant acknowledges the following:

•                  that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the filing; and

•                  that the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States, except to the extent otherwise legally permissible.

Please direct any question or comment regarding the Amendment to me at (202) 965-8139.

Very truly yours,

/s/ Chip Lunde

Chip Lunde

227770

Enclosures

cc:                                 Dominic J. Minore, Esq.

Catherine L. Henning